RESULTS OF ANNUAL MEETING OF SHAREHOLDERS (UNAUDITED)

On February 9, 1999, the Annual Meeting of Shareholders of The First Israel Fund, Inc. (the "Fund") was held and the following matters were voted upon:

(1) To re-elect three directors to the Board of Directors of the Fund.

Name of Director        For             Withheld        Non-Votes
Jonathan W. Lubell      2,865,858       709,468         1,436,969
Steven N. Rappaport     3,414,236       161,090         1,436,969
Richard W. Watt         2,882,426       692,900         1,436,969

In addition to the directors re-elected at the meeting, Dr. Enrique
R. Arzac, Peter A. Gordon, George W. Landau and William W. Priest, Jr. continue to serve as directors of the Fund.

(2) To ratify the selection of PricewaterhouseCoopers LLP as independent public accountants for the fiscal year ending September 30, 1999.

	For             Against         Abstain         Non-Votes
	3,471,537       76,567          27,222          1,436,969

(3) To approve or reject the shareholder proposal recommending that the Fund be converted into an open-end investment company.

For        Against     Abstain      Broker Non-Votes    Non-Votes
1,311,159  589,821     69,967       1,604,379           1,436,969

The above resolution was approved. Since the resolution was in the form of a recommendation only, it did not require for its passage the vote generally required under the Fund's charter (75% of outstanding shares) to open-end the Fund.

On October 21, 1998, the Board authorized the repurchase by the Fund of up to 15% of the fund's outstanding common stock, for the purpose of enhancing shareholder value. This program is currently being implemented. The Board considered the proposal at its subsequent meeting and unanimously voted not to implement the recommendation at this time.